77O. JNL/Eagle SmallCap Equity Series

The Series purchased securities from one underwriting syndicate in which Raymond James & Associates, Inc. was a principal underwriter. On September 19, 1996, the Series purchased 2,300 shares of RMH Teleservices, Inc. at $12.50 per share. The total cost of the transaction was $28,750.00, which was less than 3% of the Series' assets on the date of purchase. The transaction was in compliance with Rule 10f-3 under the Investment Company Act of 1940.